Filed by Professionally Managed Portfolios (SEC File No. 333-288295)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Akre Focus Fund
SEC File No. 811-05037
Akre Focus Fund Level I Call Guide (CONFIRM RECEIPT OF PROXY MATERIALS)

Good (morning, afternoon, evening). My name is (AGENT’S FULL NAME).
May I please speak with (SHAREHOLDER’S FULL NAME)?
(Re-Greet If Necessary)
I am calling on a recorded line regarding your current investment with the Akre Focus Fund. I wanted to confirm that you have received the proxy materials for the Special Meeting of Shareholders scheduled to take place on September 19, 2025.
Have you received the information?
(Pause for response)

If “Yes” or positive response: If you’re not able to attend the meeting, I can record your voting instructions by phone. Your Board of Trustees is recommending a vote “In Favor” of the proposal.

If “No” or negative response: I would be happy to review the meeting agenda with you and record your vote by phone. However, your Board of Trustees is recommending a vote “In Favor” of the proposal.

Would you like to vote along with the Board’s recommendation?
(Pause For Response)
(Review Voting Options with Shareholder If Necessary)
If we identify any additional accounts you own with the Akre Focus Fund before the meeting takes place, would you like to vote those accounts in the same manner as well?
(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions). Today (Today’s Date & Time).
For confirmation purposes:
•Please state your full name. (Pause)
•According to our records, you reside in (city, state, zip code). (Pause)
•To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)
Thank you. You will receive written confirmation of your vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY Updated 08-01-2025

Akre Focus Fund
Level 1 Answering Machine Message

Hello.

I am calling regarding your investment with the Akre Focus Fund.

The Special Meeting of Shareholders is scheduled to take place on September 19, 2025. All shareholders are being asked to consider and vote on an important matter. As of today, your vote has not been registered.

Please contact us as soon as possible at 1-800-820-2416 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time.

Your vote is very important. Thank you and have a good day.

MUTUAL FUND PROXY FACT SHEET FOR:
AKRE FOCUS FUND
SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	JULY 17, 2025	777 EAST WISCONSIN AVENUE 5TH FLOOR MILWAUKEE, WISCONSIN 53202
Mail Date	JULY 31, 2025
Meeting Date	SEPTEMBER 19, 2025 @ 12:00 PM (CENTRAL TIME)
ADDITIONAL INFORMATION		CONTACT INFORMATION
Tickers	SEE PAGE 7	Inbound Lines	EQ Fund Solutions	Akre Focus Fund
			1-800-820-2416	1-877-862-9556
CUSIPs	SEE PAGE 7	Website	https://www.akrefund.com/

Akre is pronounced as “Ock-re”
What are Shareholders being asked to vote on?
1.Shareholders of Akre Focus Fund (the “Mutual Fund”) are being asked to approve the conversion of the Mutual Fund into an exchange-traded fund (the “Reorganization”). Subject to shareholder approval, the Mutual Fund will be reorganized into the Akre Focus ETF (the “ETF”).
BOARD OF TRUSTEES RECOMMENDATION – “FOR”

SECTIONS I.FUNDAMENTAL INFORMATION pages 1 - 4 II.COMPARATIVE INFORMATION page 4 III.INFORMATION ON QUALIFYING & NON-QUALIFYING ACCOUNTS pages 5 - 6
I.FUNDAMENTAL INFORMATION

Target Fund		Acquiring Fund
Akre Focus Fund	→	Akre Focus ETF
What is an ETF?
An ETF is a pooled investment vehicle with shares that can be bought or sold throughout the day on stock exchanges at market prices. ETFs do not sell shares directly to or redeem shares directly from investors. Rather, only financial institutions known as authorized participants are permitted to purchase and redeem shares directly from the ETF.
The following are some unique features of ETFs, as compared to mutual fund

For Internal Distribution Only Page 1

1.Lower Net Expenses for Retail and Institutional Class Shareholders
2.Additional Trading Flexibility
3.Increased Transparency into the ETF’s underlying portfolio holdings
4.Potential for Enhanced Tax Efficiency for taxable investors
5.Tax-Free Reorganization
If approved, what will shareholders receive when exchanging their mutual fund shares for ETF shares?
Upon closing of the Reorganization, shareholders who hold their Mutual Fund shares in a brokerage account eligible to hold exchange-traded fund shares (a “Qualifying Brokerage Account”) will receive ETF shares having an aggregate net asset value (“NAV”) equal to the aggregate net asset value of their Mutual Fund shares held immediately prior to the Reorganization, plus any cash in lieu of fractional shares, if applicable.
see also information on qualifying & non-qualifying accounts on pages 5-6 of fact sheet
What are the reasons for the proposed Reorganization?
Akre Capital Management, LLC (“Akre” or the “Adviser”), the investment adviser of the Akre Focus Fund, and the Board of Trustees of the Trust (the “Board”) believe that the Reorganization will offer:
(a)the ETF a better opportunity to grow its asset base by expanding its pool of potential investors;
(b)benefits related to the management of capital gains distributions as a result of the ETF structure, allowing for potentially greater tax efficiency for shareholders; and
(c)potential benefits related to additional liquidity for shareholders, as shareholders will be able to purchase or sell shares at any time during market hours, assuming there is sufficient volume.
Will the Reorganization affect the way my Fund investment is managed?
Following the Reorganization, the ETF will continue to be advised by Akre, and the same portfolio manager will continue to be responsible for day-to-day management of the ETF and for selecting portfolio holdings. The Mutual Fund and ETF have identical investment objectives and substantially similar investment policies, investment strategies and investment risk profiles. While most of the principal risks of the Mutual Fund and the ETF are the same, the ETF is subject to certain additional risks unique to ETFs.
How do the investment objectives, investment strategies and risks compare between the Mutual Fund and the ETF?
The Mutual Fund and ETF have identical investment objectives and substantially similar investment policies, investment strategies and investment risk profiles.
How do the fees and expenses of the ETF compare to those of the Mutual Fund?
The expense ratio for the Mutual Fund Retail Class shares will decrease from 1.32% to 0.98%.
The expense ratio for the Mutual Fund Institutional Class shares will decrease from 1.06% to 0.98%.
The expense ratio for the Mutual Fund Supra Class shares will stay the same at 0.98%.
Who will manage the ETF?
Akre serves as investment adviser to the Mutual Fund and will serve as the investment adviser to the ETF with the same portfolio managers responsible for day-to-day management.

For Internal Distribution Only Page 2

Will shareholders have to pay any sales charge, commission or other transactional fee in connection with the Reorganization?
Shareholders will not pay any brokerage commission, redemption fee, or other transaction fee in connection with the receipt of ETF shares in the Reorganization.
Will there be federal income tax consequences to the Mutual Fund shareholders as a direct result of the Reorganization?
Shareholders of the Mutual Fund generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (except with respect to any cash received for the Mutual Fund fractional shares held).
What is the anticipated timing of the Reorganization?
The Meeting is scheduled to occur on September 19, 2025. If the necessary shareholder approval is obtained at the Meeting and all other closing conditions of the Reorganization under the Plan are satisfied or waived, the Reorganization is currently expected to be completed on or about October 24, 2025.
If approved, on what exchange will the ETF shares be listed for trading?
Shares of the ETF will be listed for trading on the New York Stock Exchange. In preparation for the closing of the Reorganization, the last day to purchase or redeem shares of the Mutual Fund will be October 20, 2025. The Reorganization is expected to close after the end of trading on October 24, 2025. The ETF is expected to be open for trading on October 27, 2025.
What will happen if the Reorganization is not approved?
If shareholders of the Mutual Fund do not approve the Reorganization, the Board will consider what further actions to take with respect to the Mutual Fund, which could include having the Mutual Fund continue as a series of PMP and continuing to pursue the ETF share class structure.

Who will pay the costs in connection with the Reorganization?
Akre, the investment adviser for the Mutual Fund and ETF will bear 50% of the Reorganization costs except for any related portfolio transaction costs, which are expected to be de minimis*. The Mutual Fund will bear the other 50% of the Reorganization costs.
[*de minimis - pertaining to minimal or trivial things; small, minor, or insignificant; negligible. Source: https://www.dictionary.com/]
THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSAL 1

II.COMPARATIVE INFORMATION
What are some key differences between a mutual fund and an ETF?
The following are some unique features of ETFs, as compared to mutual funds:
1.Lower Net Expenses for Retail and Institutional Class Shareholders: The total annual fund operating expenses of the ETF are expected to be lower than the current net expenses of the Mutual Fund for shareholders that hold Retail Class and Institutional Class shares of the Mutual

For Internal Distribution Only Page 3

Fund and are expected to be the same for shareholders that hold Supra Institutional Class shares of the Mutual Fund.
2.Additional Trading Flexibility: Unlike shares of the Mutual Fund, which can only be purchased or sold once per day based on the Mutual Fund’s NAV, shares of the ETF can be purchased or sold throughout a trading day on an exchange based on market prices. This additional flexibility can give ETF shareholders a greater ability to adjust their investment allocations based on developments that may occur throughout a trading day.
3.Increased Transparency: The ETF’s underlying portfolio holdings will be fully transparent on a daily basis for ETF shareholders. The holdings will be publicly available on the Akre Focus ETF website upon closing of the Reorganization once the ETF begins trading on the NYSE. The Mutual Fund does not provide full daily transparency into its underlying portfolio holdings.
4.Potential for Enhanced Tax Efficiency: Reorganizing the Mutual Fund into the ETF may provide some enhanced tax efficiency for taxable investors, as ETFs generally experience fewer portfolio transactions than mutual funds. This reduction in portfolio transactions is because most investors will purchase and sell ETF shares on the secondary market through a broker rather than purchasing and redeeming shares with the fund itself, while a mutual fund will generally need to invest cash received in connection with sales of its shares and sell securities to raise cash based on redemption activity by its investors. This is expected to result in lower custody fees and commissions for the Acquiring Fund vs. the Target Fund. Further, ETFs generally are able to meet redemptions by delivering portfolio securities in-kind to Authorized Participants, as opposed to selling securities on the open market to meet redemptions with cash, which is more customary in mutual funds because mutual fund shareholders transact with the fund itself.
5.Tax-Free Reorganization: Shareholders of the Mutual Fund generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (except with respect to any cash received for Mutual Fund fractional shares held, as explained in later sections of this document).

III.INFORMATION ON QUALIFYING & NON-QUALIFYING ACCOUNTS
If approved, what will shareholders receive when exchanging their Mutual Fund shares for ETF shares?
qualifying accounts
•Brokerage Accounts. If you hold your shares of the Mutual Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the ETF.
Upon completion of your Reorganization, you will receive shares of the ETF and, if you held fractional shares of the Mutual Fund, cash having an aggregate NAV equal to the aggregate NAV of the fractional shares of the Mutual Fund you owned on the Closing Date of the Reorganization.
What will happen if Mutual Fund shares are held in a Non-Qualifying Account?
If you hold your Mutual Fund shares through a brokerage account that cannot accept shares of an ETF or through a direct individual retirement account (“IRA”), you must take action to receive shares of the

For Internal Distribution Only Page 4

ETF as part of the Reorganization. Failure to take action will result in a redemption which is expected to be a taxable transaction to shareholders in taxable accounts.
non-qualifying accounts
•Non-Accommodating Brokerage Accounts. If you hold your Mutual Fund shares in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the anticipated cutoff date of October 20, 2025, you will not receive ETF shares as part of the Reorganization. Instead, your investment will be liquidated on or about October 20, 2025 and you will receive cash equal in value to the net asset value of your Mutual Fund shares. Such a liquidation will result in a cash payment to the shareholder and may result in a taxable gain or loss for shareholders holding their shares in a taxable account. Shareholders should consult a tax advisor to understand the specific tax consequences based on their individual circumstances.
•Non-Accommodating Retirement Accounts. If you hold your Mutual Fund shares in an IRA or group retirement plan where the plan sponsor does not have the ability to hold ETF shares, you may need to redeem your shares or, if applicable, your financial intermediary may transfer your investment in the Mutual Fund to a different investment option prior to the Reorganization. If either such change is not made before the anticipated cutoff date of October 20, 2025, you will not receive shares of the ETF as part of the Reorganization. Instead, your investment will be liquidated on or about October 20, 2025, and you will receive cash equal in value to the net asset value of your Mutual Fund shares less any federal and/or state taxes and/or penalties that may apply. Your share liquidation and corresponding distribution will be an age-based distribution with federal withholding on the liquidation date. Liquidations from IRAs prior to age 59 ½ are considered early distributions and may be subject to a 10% early distribution penalty per the 2024 IRS Publication 590-B. Please consult with your broker to learn if you will be subject to this penalty. Please also note that state withholding may also apply. Checks will be mailed to your address of record. You may have a limited time, typically 60 days, to reinvest the proceeds to avoid tax consequences. If proceeds are not reinvested within the appropriate timeframe, you may be subject to additional tax consequences if a minimum age to receive distributions is not met.
•Direct Accounts. If you hold your Mutual Fund shares in an account directly with the Mutual Fund’s transfer agent, (a “direct account”), you should transfer your Mutual Fund shares to a brokerage account that can accept ETF shares. If you do not make this change before the anticipated cutoff date of October 20, 2025, the ETF shares you receive as part of the Reorganization will be held in a “hold-only” account maintained by the ETF’s transfer agent for your benefit for at least one year. If ETF shares are not transferred into a Qualifying Brokerage Account within a year of the date of the Reorganization, the ETF shares may be liquidated and the cash proceeds sent to the account holder of record (subject to applicable federal or state laws concerning unclaimed property). Such a liquidation will result in a cash payment to the shareholder and may result in a taxable gain or loss for shareholders holding their shares in a taxable account. Shareholders should consult a tax advisor to understand the specific tax consequences based on their individual circumstances.
•Direct IRA. If you hold your Mutual Fund shares through a direct IRA with U.S. Bank as Custodian and do not take action to transfer your Mutual Fund shares to a brokerage account that can

For Internal Distribution Only Page 5

accept ETF shares prior to October 20, 2025, you will not receive ETF shares as part of the Reorganization. Instead, your investment will be liquidated on or about October 23, 2025 and you will receive cash equal in value to the net asset value of your Mutual Fund shares less any federal and/or state withholding taxes that may apply. Your share liquidation and corresponding distribution will be an age-based distribution with a required federal withholding of 10% on the liquidation date. Please also note that state withholding may also apply. Checks will be mailed to your address of record. You may have a limited time, typically 60 days, to reinvest the proceeds to avoid tax consequences. Call 1-877-862-9556 for more information.
Should you decide to purchase or sell shares of the ETF after the Reorganization, you will need to place a trade through a financial intermediary who will execute your trade on an exchange at prevailing market prices. Because ETF shares trade at market prices rather than at NAV, ETF shares may trade at a price less than (discount) or greater than (premium) the ETF’s NAV. As with all ETFs, your brokerage platform may charge a commission for purchase and sales transactions, although ETFs trade with no transaction fees on many brokerage platforms.

VOTING METHOD

PHONE:
To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.
TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.
INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

For Internal Distribution Only Page 6

Proxy Materials Are Available Online At: vote.proxyonline.com/akre/docs/2025meeting.pdf
EQ Fund Solutions, LLC is identified in the Proxy Statement/Prospectus as the proxy solicitor for the Fund.

FUND NAME	CLASS	TICKER	CUSIP
Akre Focus Fund	Institutional	AKRIX	742935125
Akre Focus Fund	Retail	AKREX	742935117
Akre Focus Fund	Supra Institutional	AKRSX	74316P751

For Internal Distribution Only Page 7

Dear Shareholder:

We have been trying to contact you about an important matter. You have an investment in the Akre Focus Fund.
We would like to speak with you regarding this matter. Please contact us toll-free at 1-800-814-9324 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or Saturday between 10 a.m. and 6 p.m. At the time of the call, please reference your investor ID listed below.
There is no confidential information required, and the call will only take a moment of your time. Please contact us as soon as possible. Thank you for attending to this request. We deeply appreciate your investment with the Akre Focus Fund.

Sincerely,

/s/ John Neff

John Neff
Chief Executive Officer & Chief Investment Officer
Akre Capital Management, LLC

INVESTOR ID: 01234567891    Security ID: 12345678
    Household ID: 01234567891
AkreFund.com    Akre Capital Management, LLC | 2 West Marshall Street, Middleburg, Virginia 20117

August XX, 2024

Akre Capital Management LLC 2 West Marshall Street Middleburg, Virginia 20117

Dear Valued Shareholder,

Thank you for being an investor. The 2025 special meeting of shareholders of the Akre Focus Fund is scheduled for September 19th. Our records indicate that we have not yet received your proxy voting instructions. We may need to adjourn the meeting to provide shareholders who have not yet cast their vote with more time to do so. Please help us to proceed with the important business of the Fund by casting your vote today so that your shares may be represented at the meeting.

Akre Capital Proposes Conversion of Akre Focus Fund to an ETF
The proposed conversion is expected to result in enhanced tax efficiency, increased transparency, and expense reduction for most shareholders.

Shareholders are being asked to vote on to approve a reorganization of the Fund into the Akre Focus ETF. Akre and the Board believe that the Reorganization will offer: (a) the ETF a better opportunity to grow its asset base by expanding its pool of potential investors; (b) benefits related to the management of capital gains distributions as a result of the ETF structure, allowing for potentially greater tax efficiency for shareholders; and
(c) potential benefits related to additional liquidity for shareholders, as shareholders will be able to purchase or sell shares at any time during market hours, assuming there is sufficient volume.

Please help us by casting your proxy vote today.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/akre/docs/2025meeting.pdf. If you have any proxy related questions or would like to cast your proxy vote by phone, please call 1-800-820-2416 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time. We very much appreciate your attention to this matter.

Sincerely,

[signature here]

John Neff
Chief Executive Officer & Chief Investment Officer
Akre Capital Management, LLC

How do I vote? There are four convenient methods for casting your important proxy vote:

Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-1-800-820-2416. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.                         NOBO/registered

SPECIAL MEETING OF SHAREHOLDERS OF THE AKRE FOCUS FUND TO BE HELD ON SEPTEMBER 19, 2025

TO BE HELD ON SEPTEMBER 19, 2025

We are writing to update you on proposed changes relating to your investment in the Akre Focus Fund (the “Mutual Fund”).

As a reminder, the Mutual Fund is a series of Professionally Managed Portfolios, a Massachusetts business trust registered under the Investment Company Act of 1940 as an open-end investment company, and Akre Capital Management (“ACM” or “we”) serves as investment adviser to the Mutual Fund. At a recent meeting of the Board of Trustees of the Mutual Fund (the “Board”), the Board approved a proposal by ACM to convert the Mutual Fund into an exchange-traded fund (the “Reorganization”). The Board has recommended that shareholders consider and approve the proposed reorganization of the Akre Focus Fund into the Akre Focus ETF (the “ETF”) at a special shareholder meeting to be held on September 19, 2025.

Information about the Reorganization is described in the Mutual Fund’s Proxy Statement/Prospectus, which has been filed with the SEC and can be accessed by clicking: Proxy Statement. You should carefully review the Proxy Statement, which provides detailed information about the Reorganization proposal. The Proxy Statement notes the following, among other matters:

•The ETF will continue to be advised by Akre, and the same portfolio manager, John Neff, will continue to be responsible for day-to-day management of ETF and for selecting portfolio holdings. The Mutual Fund and ETF have identical investment objectives and substantially similar investment policies, investment strategies and investment risk profiles. While most of the principal risks of the Mutual Fund and the ETF are the same, the ETF is subject to certain additional risks unique to ETFs, which are detailed in the Proxy Statement.

•Advisory Fee and Expense Ratio: As described in the Proxy Statement, the Board considered information comparing the Mutual Fund’s and ETF’s gross and net expense ratios and noted that the total expense ratio for the ETF is expected to be lower than that of the Retail Class and Institutional Class of the Mutual Fund and is expected to be the same as the Supra Institutional Class of the Mutual Fund. The Board considered that while the advisory fee will increase from 0.90% to 0.98%, the total expense ratio of the ETF would effectively be capped by the unitary fee arrangement to be used by the ETF in lieu of a traditional contractual waiver arrangement, such as that applicable to the Mutual Fund.

Current Mutual Fund Share Class	Current Expense Ratio(1)	Proposed ETF	Unitary Fee
Akre Focus Fund - Retail Class Shares (AKREX)	1.32%	Akre Focus ETF (AKRE)	0.98%
Akre Focus Fund - Institutional Class Shares (AKRIX)	1.06%
Akre Focus Fund - Supra Institutional Class Shares (AKRSX)	0.98%
(1) Ratio of expenses to average net assets as of semi-annual period ended January 31, 2025.

As provided by your account agreement with ACM, ACM, as a general matter, has discretion over the management of your account, including the voting of proxies for securities in your account. Given that the Reorganization proposal involves a conflict of interest for ACM, we are unable to exercise discretion over the voting of your shares in the Mutual Fund in connection with the Reorganization proposal. Accordingly, you will need to instruct us as to how you want your shares in the Mutual Fund to be voted by responding to this email in a return email or other written communication. If we do not receive instructions from you by the date of the shareholder meeting on September 19, 2025, your shares will be voted in proportion to how all other shareholders have voted their shares.

We appreciate your attention to this matter and ask that you carefully review the Proxy Statement.

If you have any questions concerning the matters addressed in this letter, please contact Carolyn Hylton. As always, we appreciate your continued trust and support.

Sincerely,

CAROLYN HYLTON

Client Service Director & Head Trader
Akre Capital Management, LLC
O: 540-687-8923 | M: 540-974-3311 | akrecapital.com